Mail Room 4561

November 23, 2009

David Keaveney
President
Meiguo Acquisition Corp.
28248 North Tatum Blvd., Suite B-1-434
Cave Creek, Arizona 85331

>   **Re: Meiguo Acquisition Corp.**
>   **Registration Statement on Form 10**
>   **Filed October 27, 2009**
>   **File No. 000-53807**

Dear Mr. Keaveney:

We have reviewed the above-referenced Form 10 registration statement of Meiguo Acquisition Corp. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

David Keaveney
Meiguo Acquisition Corp.
November 23, 2009
Page 2

Business, page 1

2.   Please provide an up-front discussion of your current liquidity position so that
        investors better understand your financial condition. Include in your discussion
        that you have a going concern qualification.

3.   We note in your disclosure that management has not had any preliminary contact
        or discussions with any representative of any other entity regarding a business
        combination. Tell us what steps, if any, you have taken to effectuate a business
        combination. In this regard, consider expanding your discussion as to how the
        company intends to search for a target company.

Reports to Security Holders, page 4

4.   Please note that our address has changed. The Public Reference Room is now
        located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please revise
        your disclosure accordingly.

Risk Factors, page 4

5.   The captions in this section should concisely describe the risk to investors that
        results from the uncertainty or circumstances that affect your business. For
        example, the captions: "There may be conflicts of interest between our
        management and our non-management stockholders" and "Our Certificate of
        Incorporation Authorizes the Issuance of Preferred Stock" fail to highlight for
        investors the risks that you are identifying. Each distinct risk should be concisely
        identified in a separate caption and discussed in the related paragraph. Generic or
        vague formulations of the resulting risks, such as "would adversely affect our
        operations" should be avoided. Revise throughout.

6.   Please add a risk factor that discloses to investors that as a "blank check"
        company, any offering by you would have to comply with Rule 419 under the
        Securities Act of 1933 and explain the impact of its application to an offering.

There is Competition for Those Private Companies …page 5

7.   You state that you are in a highly competitive market for a small number of
        business opportunities which could reduce the likelihood of consummating a
        successful business combination. Consider expanding your discussion of your
        competitive position. Include why you believe your company would be attractive
        to a private operating company in becoming public by merging with you, as
        opposed to filing its own Form 10 registration statement under the Exchange Act.
        See Item 101(h)(4)(iv) of Regulation S-K. In your explanation, take into account
        the consideration that a private company would have to provide you information,

as well as your obligation to file a Form 8-K in connection with a transaction that resulted in a change of control.

Management's Plan of Operation, page 10

8.   We note that you anticipate during the next twelve months, incurring costs related to the filing of Exchange Act reports and costs associated with consummating an acquisition. Please quantify, to the extent possible, the fees associated with the filing of Exchange Act reports and consummating an acquisition, to help investors better understand your financial condition. Similarly, we note your disclosure on page 4 that you anticipate substantial costs for accountants, attorneys and others, associated with investigating specific business opportunities, and the negotiation, drafting, and execution of relevant agreements. Please quantify these costs, to the extent possible, in your disclosure under management's plan of operations, to help investors better understand your financial condition.

9.   Further, you state that you believe you will be able to meet both these anticipated expenses through the use of funds in your treasury and additional amounts to be loaned to or invested in you by your stockholders. Please clarify how and to what extent you will be able to use these funds in your treasury. Please disclose how you plan to pay for such expenses in the event your majority shareholders choose to not pay for these expenses on your behalf. We note on page 14 that Mr. Keaveney has committed to taking on the responsibility for all expenses incurred by the company through the completion of a business combination. If this agreement was executed pursuant to a written document, please file that document as an exhibit to your next amendment.

Directors and Executive Officers, page 12

10.   We note that in your disclosure on page 4, you state that Mr. Keaveney is currently involved with other blank check companies. Please disclose any prior involvement in the formation, registration, or operation of other blank check companies and identify the entities with which he was or is currently involved within the past five years. See Item 401(e)(1) of Regulation S-K. We note that in recent press releases, Mr. Keaveney appears to be associated with various other entities, including Axia Group, Inc. and/or Yana Philanthropy Group, HIRU Corporation, and Shareholder Advocates, LLC. Also, please clarify whether Mr. Keaveney received a degree from Harvard, as your current disclosure is unclear.

Executive Compensation, page 13

11.   You state that Mr. Keaveney has not received any compensation for his services rendered to the company since inception. However, we note that on page 14, Mr. Keaveney received 25 million shares of restricted common stock in exchange for

developing your business concept and plan, among other items, on October 8, 2008. Tell us what consideration you gave to disclosing this transaction in the executive compensation section.

Holders, page 18

12.   We note that you have included disclosure regarding Rule 504 of Regulation D. Tell us why you have included this paragraph in your filing, when Rule 504 is not available to a company subject to the reporting requirements of section 13 or 15(d) of the Exchange Act.

Report of Independent Registered Public Accounting Firm, page F-1

13.   Please revise the report of the company's independent registered accounting firm as follows:

- Correct the inception date of the financial statements from October 8, 2009 to October 8, 2008; and
- Provide the independent auditor's opinion with respect to the company's statement of changes in stockholder's equity pursuant to Article 2-02(c) of Regulation S-X.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any

action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at 202-551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile to (480) 585-1632